CUSIP NO. 03235E100	13G	PAGE 1 OF 13

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Amvescap PLC

(Name of Issuer)

Ordinary Shares, 25p par value1

(Title of Class of Securities)

03235E1002

(CUSIP Number)

December 31, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

_________________________

1The title of the securities is ordinary shares, which may also include securities held in the form of American Depository Shares. The CUSIP is reported for the American Depository Shares.

2

CUSIP NO. 03235E100	13G	PAGE 2 OF 13

1.	NAME OF REPORTING PERSONS/
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

Franklin Resources, Inc. (13-2670991)

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)
(b)	X

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

(See Item 4)

6.	SHARED VOTING POWER

0

7.	SOLE DISPOSITIVE POWER

(See Item 4)

8.	SHARED DISPOSITIVE POWER

0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

80,213,012[3]

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.9%

12.	TYPE OF REPORTING PERSON

HC (See Item 4)

_________________________

3Amounts are reported in ordinary shares. Includes 315,461 American Depository Shares, representing 630,922 ordinary shares.

CUSIP NO. 03235E100	13G	PAGE 3 OF 13

1.	NAME OF REPORTING PERSONS/
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

Charles B. Johnson

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)
(b)	X

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

(See Item 4)

6.	SHARED VOTING POWER

0

7.	SOLE DISPOSITIVE POWER

(See Item 4)

8.	SHARED DISPOSITIVE POWER

0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

80,213,012

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.9%

12.	TYPE OF REPORTING PERSON

HC (See Item 4)

CUSIP NO. 03235E100	13G	PAGE 4 OF 13

1.	NAME OF REPORTING PERSONS/
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

Rupert H. Johnson, Jr.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)
(b)	X

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

(See Item 4)

6.	SHARED VOTING POWER

0

7.	SOLE DISPOSITIVE POWER

(See Item 4)

8.	SHARED DISPOSITIVE POWER

0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

80,213,012

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.9%

12.	TYPE OF REPORTING PERSON

HC (See Item 4)

CUSIP NO. 03235E100	13G	PAGE 5 OF 13

1.	NAME OF REPORTING PERSONS/
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

Templeton Global Advisors Limited

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)
(b)	X

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Commonwealth of the Bahamas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

59,903,781 (See Item 4)

6.	SHARED VOTING POWER

0

7.	SOLE DISPOSITIVE POWER

59,931,009 (See Item 4)

8.	SHARED DISPOSITIVE POWER

0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

59,931,009

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

7.4%

12.	TYPE OF REPORTING PERSON

IA

CUSIP NO. 03235E100	13G	PAGE 6 OF 13

Item 1.

(a) Name of Issuer:

Amvescap PLC

(b) Address of Issuer's Principal Executive Offices:

30 Finsbury Square
LONDON EC2A 1AG
ENGLAND
United Kingdom

Item 2.

(a) Name of Person Filing:

(i):	Franklin Resources, Inc.
(ii): Charles B. Johnson
(iii): Rupert H. Johnson, Jr.
(iv): Templeton Global Advisors Limited

(b) Address of Principal Business Office or, if None, Residence:

(i), (ii), and (iii):
One Franklin Parkway
San Mateo, CA 94403-1906

(iv):
Lyford Cay, P.O. Box N-7759
Nassau, Bahamas

(c) Citizenship:

(i): Delaware
(ii) and (iii): USA
(iv): Commonwealth of the Bahamas

(d) Title of Class of Securities:

Ordinary Shares, 25p par value

(e) CUSIP Number:

03235E100

CUSIP NO. 03235E100	13G	PAGE 7 OF 13

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	☒ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☒ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐ Group, in accordance with §240.13d-1 (b)(1)(ii)(J).

Item 4. Ownership

The securities reported on herein are beneficially owned by one or more open or closed-end investment companies or other managed accounts which are advised by direct and indirect investment advisory subsidiaries, including any such subsidiary(ies) identified pursuant to Item 7 below, (the "Adviser Subsidiaries") of Franklin Resources, Inc. ("FRI"). Such advisory contracts grant to such Adviser Subsidiaries all investment and/or voting power over the securities owned by such advisory clients. Therefore, such Adviser Subsidiaries may be deemed to be, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "1934 Act"), the beneficial owners of the securities covered by this statement.

Beneficial ownership by investment advisory subsidiaries and other affiliates of FRI is being reported in conformity with the guidelines articulated by the SEC staff in Release No. 34-39538 (January 12, 1998) relating to organizations, such as FRI, where related entities exercise voting and investment powers over the securities being reported independently from each other. The voting and investment powers held by Franklin Mutual Advisers, LLC (“FMA”), formerly Franklin Mutual Advisers, Inc., an indirect wholly owned investment advisory subsidiary of FRI, are exercised independently from FRI and from all other investment advisory subsidiaries of FRI (FRI, its affiliates and investment advisory subsidiaries other than FMA are collectively referred to herein as “FRI affiliates”). Furthermore, FMA and FRI internal policies and procedures establish informational barriers that prevent the flow between FMA and the FRI affiliates of information that relates to the voting and investment powers over the securities owned by their respective advisory clients. Consequently, FMA and the FRI affiliates are each reporting the securities over which they hold investment and voting power separately from each other.

CUSIP NO. 03235E100	13G	PAGE 8 OF 13

Charles B. Johnson and Rupert H. Johnson, Jr. (the "Principal Shareholders") each own in excess of 10% of the outstanding common stock of FRI and are the principal shareholders of FRI. FRI and the Principal Shareholders may be deemed to be, for purposes of Rule 13d-3 under the 1934 Act, the beneficial owner of securities held by persons and entities advised by FRI subsidiaries. FRI, the Principal Shareholders and each of the Adviser Subsidiaries disclaim any economic interest or beneficial ownership in any of the securities covered by this statement.

FRI, the Principal Shareholders, and each of the Adviser Subsidiaries are of the view that they are not acting as a "group" for purposes of Section 13(d) of the 1934 Act and that they are not otherwise required to attribute to each other the "beneficial ownership" of securities held by any of them or by any persons or entities advised by FRI subsidiaries.

(a) Amount Beneficially Owned:

80,213,012

(b) Percent of Class:

9.9%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote

Franklin Resources, Inc.:	0
Charles B. Johnson:	0
Rupert H. Johnson, Jr.:	0
Templeton Global Advisors Limited:	59,903,781
Templeton Investment Counsel, LLC:	13,767,765
Franklin Templeton Investments Corp.:	2,917,500
Franklin Templeton Investment Management Limited:	846,460
Franklin Templeton Portfolio Advisors, Inc.[4]:	805,371
Franklin Templeton Investments (Asia) Limited:	180,420
Templeton Asset Management Ltd.:	71,171
Franklin Templeton Investments Japan Limited:	21,715
Fiduciary Trust Company International:	2,000

(ii) Shared power to vote or to direct the vote

0

(iii) Sole power to dispose or to direct the disposition of

Franklin Resources, Inc.:	0
Charles B. Johnson:	0
Rupert H. Johnson, Jr.:	0
Templeton Global Advisors Limited:	59,931,009

_________________________

4Franklin Templeton Portfolio Advisors, Inc. (FTPA) may beneficially own, for purpose of this filing, some or all of such shares pursuant to various "separately managed account" investment management arrangements. Under these arrangements, the underlying clients may, from time to time, either retain, delegate to FTPA entirely, or delegate on a client-by-client basis, the power to vote such shares. To the extent any underlying clients retain voting power of any shares, FTPA disclaims sole power to vote or direct the vote for such shares.

CUSIP NO. 03235E100	13G	PAGE 9 OF 13

Templeton Investment Counsel, LLC:	14,268,005
Franklin Templeton Investments Corp.:	2,917,500
Franklin Templeton Investment Management Limited:	2,015,821
Franklin Templeton Portfolio Advisors, Inc.:	805,371
Franklin Templeton Investments (Asia) Limited:	180,420
Templeton Asset Management Ltd.:	71,171
Franklin Templeton Investments Japan Limited:	21,715
Fiduciary Trust Company International:	2,000

(iv) Shared power to dispose or to direct the disposition of

0

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [].

Not Applicable

Item 6. Ownership of More than Five Percent on Behalf of Another Person

The clients of the Adviser Subsidiaries, including investment companies registered under the Investment Company Act of 1940 and other managed accounts, have the right to receive or power to direct the receipt of dividends from, as well as the proceeds from the sale of, such securities reported on in this statement.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Templeton Global Advisors Limited	Item 3 classification: 3(e)
Templeton Investment Counsel, LLC	Item 3 classification: 3(e)
Franklin Templeton Investments Corp.	Item 3 classification: 3(e)
Franklin Templeton Investment Management
Limited	Item 3 classification: 3(e)
Franklin Templeton Portfolio Advisors, Inc.	Item 3 classification: 3(e)
Franklin Templeton Investments (Asia)
Limited	Item 3 classification: 3(e)
Templeton Asset Management Ltd.	Item 3 classification: 3(e)
Franklin Templeton Investments Japan Limited	Item 3 classification: 3(e)
Fiduciary Trust Company International	Item 3 classification: 3(b)
(See also Item 4)

Item 8. Identification and Classification of Members of the Group

Not Applicable (See also Item 4)

Item 9. Notice of Dissolution of Group

Not Applicable

CUSIP NO. 03235E100	13G	PAGE 10 OF 13

Item 10. Certification

By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

This report shall not be construed as an admission by the persons filing the report that they are the beneficial owner of any securities covered by this report.

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: November 11, 2005

Franklin Resources, Inc.

Charles B. Johnson

Rupert H. Johnson, Jr.

By: /s/BARBARA J. GREEN

-----------------------

Barbara J. Green

Vice President, Deputy General Counsel,

and Secretary of Franklin Resources, Inc.

Attorney-in-Fact for Charles B. Johnson pursuant to Power of Attorney attached to this Schedule 13G

Attorney-in-Fact for Rupert H. Johnson, Jr. pursuant to Power of Attorney attached to this Schedule 13G

Templeton Global Advisors Limited

By: /s/LESLIE M. KRATTER

-------------------------

Leslie M. Kratter

Vice President and Assistant Secretary of

Templeton Global Advisors Limited

CUSIP NO. 03235E100	13G	PAGE 11 OF 13

EXHIBIT A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with each other of the attached statement on Schedule 13G and to all amendments to such statement and that such statement and all amendments to such statement are made on behalf of each of them.

IN WITNESS WHEREOF, the undersigned have executed this agreement on

November 11, 2005.

Franklin Resources, Inc.

Charles B. Johnson

Rupert H. Johnson, Jr.

By: /s/BARBARA J. GREEN

-----------------------

Barbara J. Green

Vice President, Deputy General Counsel,

and Secretary of Franklin Resources, Inc.

Attorney-in-Fact for Charles B. Johnson pursuant to Power of Attorney attached to this Schedule 13G

Attorney-in-Fact for Rupert H. Johnson, Jr. pursuant to Power of Attorney attached to this Schedule 13G

Templeton Global Advisors Limited

By: /s/LESLIE M. KRATTER

-------------------------

Leslie M. Kratter

Vice President and Assistant Secretary of

Templeton Global Advisors Limited

CUSIP NO. 03235E100	13G	PAGE 12 OF 13

EXHIBIT B

POWER OF ATTORNEY

CHARLES B. JOHNSON hereby appoints BARBARA J. GREEN his true and lawful attorney-in-fact and agent to execute and file with the Securities and Exchange Commission any Schedule 13G or 13D, any amendments thereto or any related documentation which may be required to be filed in his individual capacity as a result of his position as an officer, director or shareholder of Franklin Resources, Inc. and, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing which he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, may lawfully do or cause to be done by virtue hereof.

Date: 9-11-03	/s/Charles B. Johnson
-------	---------------------

Charles B. Johnson

POWER OF ATTORNEY

RUPERT H. JOHNSON hereby appoints BARBARA J. GREEN his true and lawful attorney-in-fact and agent to execute and file with the Securities and Exchange Commission any Schedule 13G or 13D, any amendments thereto or any related documentation which may be required to be filed in his individual capacity as a result of his position as an officer, director or shareholder of Franklin Resources, Inc. and, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing which he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, may lawfully do or cause to be done by virtue hereof.

Date: Sept 4, 2003	/s/Rupert H. Johnson, Jr.
------------	-------------------------

                 Rupert H. Johnson